UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.             English translation of a letter dated February 5, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, February 5, 2020

Comisión Nacional de Valores

Lic. Marcos Ayerra

Re.: Report of resolution notified in the case:

“La Capital Cable S.A. et al. v. National Trade Secretariat re. Ordinary Proceeding” (Docket: 21095190/2011)

Dear Sirs,

Following our communication dated April 22, 2019, I am writing to you as Attorney-in-Fact of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”) to inform that the Company’s subsidiary La Capital Cable S.A. has informed us that on February 4, 2020 it has been served with notice of a resolution dated December 26, 2019 issued by the Federal Court of Appeals of Mar del Plata in the abovementioned case, whereby the Court rejected the appeal filed by the National Government against the judgment issued by the lower court providing for the unconstitutionality of articles 2.a and 2.c of Law 20,680 in its original wording (before it was amended by Law 26,991) as well as of the Resolution of the Internal Trade Secretariat No. 50/10, and resolutions No. 36/2011; 65/2011; 123/2011; 10/2011; 25/2012; 161/2012; 29/2013; 104/2013; 01/2014 and 03/2014 issued accordingly, which lacked legal grounds.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	February 5, 2020	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations